Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Constellation Brands, Inc.:

We consent to the use of our reports dated April 29, 2014, with respect to the consolidated balance sheets of Constellation Brands, Inc. and subsidiaries as of February 28, 2014 and February 28, 2013, and the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended February 28, 2014, and the effectiveness of internal control over financial reporting as of February 28, 2014, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Rochester, New York

October 14, 2014